Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 21, 2008

Relating to Preliminary Prospectus dated May 19, 2008
Registration Statement No. 333-151001

Genco Shipping & Trading Limited
3,737,500 Shares of Common Stock
 ISSUER FREE WRITING PROSPECTUS
Pricing Sheet - May 21, 2008

Issuer:	Genco Shipping & Trading Limited

Symbol:	NYSE: GNK

Shares offered:	3,737,500 shares in the aggregate, consisting of:

(i) 2,702,669 shares offered by the Issuer;

(ii) 1,000,000 shares offered by the selling shareholder, OCM Fleet Acquisition LLC; and

(iv) 34,831 shares offered by the selling shareholder, John C. Wobensmith.

Over-allotment Option:	560,600 Shares offered by the Issuer

Price to public:	$75.47 per share

Proceeds, net of underwriting discounts and commissions:	Approximately $195.8 million to the Issuer, if the over-allotment option is not exercised, or approximately $236.4 million to the Issuer, if the over-allotment option is exercised in full.

Approximately $75.0 million to the selling shareholders.

Trade date:	May 21, 2008
Closing date:	May 28, 2008
CUSIP:	Y2685T 10 7

Underwriters:	Morgan Stanley & Co. Incorporated
Jefferies & Company, Inc.
J.P. Morgan Securities Inc.
Dahlman Rose & Company, LLC
DnB NOR Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, N.Y. 10014 Attention: Prospectus Department or by e-mail at prospectus@morganstanley.com.

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